**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

FORM 8-K

**CURRENT REPORT**

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2021

_____

**EOG RESOURCES, INC.**
(Exact name of registrant as specified in its charter)

| **Delaware** | **1-9743** | **47-0684736** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**1111 Bagby, Sky Lobby 2**
**Houston, Texas  77002**
(Address of principal executive offices) (Zip Code)

**713-651-7000**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| <u>Title of each class</u> | <u>Trading symbol(s)</u> | <u>Name of each exchange on which registered</u> |
|---|---|---|
| Common Stock, par value $0.01 per share | EOG | New York Stock Exchange |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

**EOG RESOURCES, INC.**

**Item 2.02**    **Results of Operations and Financial Condition.**

On May 6, 2021, EOG Resources, Inc. issued a press release announcing first quarter 2021 financial and operational results and second quarter and full year 2021 forecast and benchmark commodity pricing information (see Item 7.01 below).  A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference.  This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

**Item 7.01**    **Regulation FD Disclosure.**

Accompanying the press release announcing first quarter 2021 financial and operational results attached hereto as Exhibit 99.1 is second quarter and full year 2021 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference.  This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

**Item 9.01**    **Financial Statements and Exhibits.**

(d)    Exhibits

99.1    Press Release of EOG Resources, Inc. dated May 6, 2021 (including the accompanying second quarter and full year 2021 forecast and benchmark commodity pricing information).

104    Cover Page Interactive Data File (formatted as Inline XBRL).

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 6, 2021                      By:      /s/ TIMOTHY K. DRIGGERS
                                                           Timothy K. Driggers
                                                           Executive Vice President and Chief Financial Officer
                                                           (Principal Financial Officer and Duly Authorized Officer)

**EXHIBIT 99.1**



May 6, 2021

**EOG Resources Reports Excellent First Quarter 2021 Results; Declares $1.00 per Share Special Dividend**

HOUSTON – (PR Newswire) – EOG Resources, Inc. (EOG) today reported first quarter 2021 results. The attached supplemental financial tables and schedules for the reconciliation of non-GAAP measures to GAAP measures and related definitions, along with a related presentation, are also available on EOG's website at http://investors.eogresources.com/investors

## Key Financial Results

In millions of USD, except per-share and ratio data

|  |  | 1Q 2021 | 4Q 2020 | 1Q 2020 |
|---|---|---|---|---|
| **GAAP** | Total Revenue | 3,694 | 2,965 | 4,718 |
|  | Net Income | 677 | 337 | 10 |
|  | Net Income Per Share | 1.16 | 0.58 | 0.02 |
|  | Net Cash Provided by Operating Activities | 1,870 | 1,121 | 2,585 |
|  | Total Expenditures | 1,067 | 1,107 | 1,826 |
|  | Current and Long-Term Debt | 5,133 | 5,816 | 5,222 |
|  | Cash and Cash Equivalents | 3,388 | 3,329 | 2,907 |
|  | Debt-to-Total Capitalization | 19.8% | 22.3% | 19.6% |
| **Non-GAAP** | Adjusted Net Income | 946 | 411 | 318 |
|  | Adjusted Net Income Per Share | 1.62 | 0.71 | 0.55 |
|  | Discretionary Cash Flow | 2,010 | 1,494 | 1,666 |
|  | Cash Capital Expenditures before Acquisitions | 945 | 828 | 1,685 |
|  | Free Cash Flow | 1,065 | 666 | (19) |
|  | Net Debt | 1,745 | 2,487 | 2,315 |
|  | Net Debt-to-Total Capitalization | 7.8% | 10.9% | 9.7% |

**First Quarter 2021 Highlights**

- Declared special dividend of $1.00 per share and regular quarterly dividend of $0.4125 per share, an indicated annual total cash return to shareholders of $1.5 billion
- Earned an adjusted $1.62 per share, second-highest quarterly EPS in EOG history
- Generated $1.1 billion of free cash flow, a quarterly record
- Capital expenditures 6% below guidance midpoint driven by sustainable efficiency improvements
- Oil production above high-end of guidance range
- Made significant progress toward 5% well cost reduction goal in 2021
- Reached agreement to divest China assets



## First Quarter 2021 Highlights

### Volumes and Capital Expenditures

| | 1Q 2021 | 1Q 2021 Guidance Midpoint | 4Q 2020 | 1Q 2020 |
|---|---|---|---|---|
| **Wellhead Volumes** | | | | |
| Crude Oil and Condensate (MBod) | 431.0 | 425.1 | 444.8 | 483.3 |
| Natural Gas Liquids (MBbld) | 124.3 | 130.0 | 141.4 | 161.3 |
| Natural Gas (MMcfd) | 1,342 | 1,360 | 1,292 | 1,378 |
| **Total Crude Oil Equivalent (MBoed)** | **778.9** | **781.8** | **801.5** | **874.1** |
| | | | | |
| **Cash Capital Expenditures before Acquisitions ($MM)** | **945** | **1,000** | **828** | **1,685** |

### From William R. "Bill" Thomas, Chairman and Chief Executive Officer

"Our outstanding first quarter results and special dividend announcement reflect the power of EOG's returns-focused strategy. True to the EOG culture, our employees have embraced the higher hurdle rate with the shift to double-premium, which drove record returns in the first quarter. EOG continues to deliver sustainable improvements in operating performance, once again exceeding expectations.

"Our robust operating performance translates into financial results that allow us to deliver on our cash flow priorities. Earlier this year we raised the regular dividend and reduced debt outstanding. Our long-standing financial discipline now positions EOG to return additional cash to shareholders through a special dividend, bringing total expected return of cash to shareholders in 2021 to $1.5 billion.

"EOG is off to a great start in 2021 and I am confident that we will continue to get better going forward."







# First Quarter 2021 Financial Performance

## Adjusted Earnings per Share 1Q 2021 vs 4Q 2020

Second-Highest Ever Quarterly EPS
$0.71
$1.40
($0.14)
($0.08)
($0.31)
$0.04
$1.62
4Q 2020
Prices
Hedges
Volumes
Per-Unit Costs
Other
1Q 2021

### Prices and Hedges
Higher prices for crude oil, natural gas and natural gas liquids all contributed to higher earnings. Average crude oil prices increased to $58.02 per barrel in the 1Q from $41.81 per barrel in the 4Q, contributing about 60% of the $1.40 earnings per share increase attributable to higher prices. EOG also realized higher prices for a portion of natural gas sold on a spot basis during periods of strong demand related to winter storms and for natural gas sold at prices tied to LNG export markets. Price gains were partially offset by a decrease in hedge settlement value, to $30 million cash paid in 1Q from $72 million cash received in 4Q.

### Volume
Overcoming downtime from Winter Storm Uri, which reduced 1Q production by approximately 3%, total company crude oil production of 431,000 Bopd was above the high end of the guidance range and just 3% lower than 4Q. NGL production was 12% lower, partially offset by a 4% increase in natural gas production, driven by the market-based decision to reduce ethane extraction. Total company equivalent volumes decreased 3%.

### Per-Unit Costs
Total per-unit costs in 1Q were slightly above the mid-point of the guidance range, due to higher prices for fuel and power during the winter storm. Compared with 4Q, higher taxes other than income related to increased product prices accounted for about half the increase in per-unit costs. Higher fuel and power, DD&A and production-related costs also contributed to the increase.

## Change in Cash 1Q 2021 vs 4Q 2020
$Billions

3.3
2.0
(0.9)
(0.0)
(0.2)
(0.8)
3.4
Record $1.1 Bn Free Cash Flow
Beg 1Q 2021
DCF
Capex
Working Capital
Dividend
Debt
End 1Q 2021

### Free Cash Flow
EOG generated discretionary cash flow (net cash provided by operating activities before exploration expense and changes in working capital) of $2.0 billion in 1Q. The company incurred $945 million of cash capital expenditures before acquisitions, resulting in $1.1 billion of free cash flow.

### Capital Expenditures
Cash capital expenditures before acquisitions were below the midpoint of the guidance range due to lower well costs from sustainable efficiency improvements. Faster drilling times, more efficient completion operations and lower-cost sand and water sourcing contributed to lower overall well costs. EOG is well on track to meet or exceed its 5% well cost reduction goal for 2021.

### Debt
On February 1, 2021, EOG repaid, with cash on hand, the $750 million aggregate principal amount of its 4.100% Senior Notes due 2021 that matured on that date.



## Cash Operating Costs
$ per Boe



## Depreciation, Depletion and Amortization
$ per Boe



### Lease and Well
Per-unit LOE costs declined 7% compared with the prior-year period due to lower water handling costs, workover costs and overall efficiency improvements. Per-unit LOE also was $0.10 below the 1Q 2021 guidance midpoint. Compared with the 4Q 2020, per-unit LOE costs increased slightly due to higher fuel and power prices during the winter storm and seasonal factors.

### General and Administrative
G&A costs on a per-unit basis were in-line with the 4Q 2020 and slightly below the guidance midpoint.

### Transportation, Gathering and Processing
Per-unit transportation costs increased in 1Q as EOG expanded its transportation and storage capacity to provide greater flexibility and support higher price realizations. Higher fuel and power prices during the winter storm also contributed to increased transportation and gathering and processing costs.

### Depreciation, Depletion and Amortization
Per-unit DD&A costs in the 1Q were in-line with the target, which was higher compared with the 4Q due to negative price-related reserve revisions.



## Special Dividend and China Divestiture

**Declared $1.00 per Share Special Dividend**
2021 Cash Flow Allocation



The Board of Directors declared a regular dividend of $0.4125 per share on EOG's Common Stock. The indicated annual rate is $1.65. The Board also declared a special dividend of $1.00 per share on EOG's Common Stock. Both dividends are payable July 30, 2021 to stockholders of record as of July 16, 2021.

**China Divestiture**

EOG reached an agreement to divest all of its assets in China for proceeds of approximately $140 million. Closing, subject to customary conditions, is expected in the second quarter of 2021. Current net production from the divested assets is approximately 25 MMcfd of natural gas.

# First Quarter 2021 Results vs Guidance



| | 1Q 2021 | 1Q 2021 Guidance Midpoint | Variance | 4Q 2020 | 3Q 2020 | 2Q 2020 | 1Q 2020 |
|---|---|---|---|---|---|---|---|
| **Crude Oil and Condensate (MBod)** | | | | | | | |
| United States | 428.7 | 423.0 | 5.7 | 442.4 | 376.6 | 330.9 | 482.7 |
| Trinidad | 2.2 | 2.0 | 0.2 | 2.3 | 1.0 | 0.1 | 0.5 |
| Other International | 0.1 | 0.1 | 0.0 | 0.1 | 0.0 | 0.1 | 0.1 |
| Total | 431.0 | 425.1 | 5.9 | 444.8 | 377.6 | 331.1 | 483.3 |
| **NGLs (MBbld)** | | | | | | | |
| Total | 124.3 | 130.0 | (5.7) | 141.4 | 140.1 | 101.2 | 161.3 |
| **Natural Gas (MMcfd)** | | | | | | | |
| United States | 1,100 | 1,125 | (25) | 1,075 | 1,008 | 939 | 1,139 |
| Trinidad | 217 | 215 | 2 | 192 | 151 | 174 | 201 |
| Other International | 25 | 20 | 5 | 25 | 31 | 34 | 38 |
| Total | 1,342 | 1,360 | (18) | 1,292 | 1,190 | 1,147 | 1,378 |
| | | | | | | | |
| **Total Crude Oil Equivalent Volumes (MBoed)** | 778.9 | 781.8 | (2.9) | 801.5 | 716.0 | 623.4 | 874.1 |
| Total MMBoe | 70.1 | 70.4 | 0.3 | 73.7 | 65.9 | 56.7 | 79.5 |
| | | | | | | | |
| **Capital Expenditures ($MM)** | 945 | 1,000 | (55) | 828 | 499 | 478 | 1,685 |
| | | | | | | | |
| **Benchmark Price** | | | | | | | |
| Oil (WTI) ($/Bbl) | 57.80 | | | 42.67 | 40.94 | 27.85 | 46.08 |
| Natural Gas (HH) ($/Mcf) | 2.69 | | | 2.65 | 1.94 | 1.73 | 1.98 |
| | | | | | | | |
| **Crude Oil and Condensate ($/Bbl) - above (below) WTI** | | | | | | | |
| United States | 0.27 | 0.20 | 0.07 | (0.81) | (0.75) | (7.45) | 0.89 |
| Trinidad | (8.03) | (10.50) | 2.47 | (9.76) | (15.53) | (27.25) | (11.15) |
| Other International | (19.19) | (18.00) | (1.19) | (6.77) | (15.65) | 20.93 | 11.43 |
| | | | | | | | |
| **NGLs - Realizations (% of WTI)** | 48.5% | 49.0% | (0.5%) | 41.1% | 35.0% | 36.6% | 23.7% |
| | | | | | | | |
| **Nat Gas ($/Mcf) - above (below) HH** | | | | | | | |
| United States | 2.83 | 3.00 | (0.17) | (0.36) | (0.45) | (0.62) | (0.48) |
| **Natural Gas Realizations ($/Mcf)** | | | | | | | |
| Trinidad | 3.38 | 3.35 | 0.03 | 3.57 | 2.35 | 2.13 | 2.17 |
| Other International | 5.66 | 5.70 | (0.04) | 5.47 | 4.73 | 4.36 | 4.32 |
| | | | | | | | |
| **Unit Costs ($/Boe)** | | | | | | | |
| Lease and Well | 3.85 | 3.95 | (0.10) | 3.54 | 3.45 | 4.32 | 4.14 |
| Transportation Costs | 2.88 | 2.80 | 0.08 | 2.64 | 2.74 | 2.67 | 2.62 |
| General and Administrative | 1.57 | 1.65 | (0.08) | 1.54 | 1.89 | 2.32 | 1.44 |
| Gathering and Processing | 1.98 | 1.80 | 0.18 | 1.62 | 1.74 | 1.71 | 1.62 |
| Cash Operating Costs | 10.28 | 10.20 | 0.08 | 9.34 | 9.82 | 11.02 | 9.82 |
| Depreciation, Depletion and Amortization | 12.84 | 12.85 | (0.01) | 11.81 | 12.49 | 12.46 | 12.57 |
| | | | | | | | |
| **Expenses ($MM)** | | | | | | | |
| Exploration and Dry Hole | 44 | 40 | 4 | 40 | 51 | 27 | 40 |
| Impairment (GAAP) | 44 | | | 143 | 79 | 305 | 1,573 |
| Impairment (excluding certain impairments (non-GAAP)) | 43 | 70 | (27) | 57 | 52 | 66 | 57 |
| Capitalized Interest | 8 | 8 | 0 | 7 | 7 | 8 | 9 |
| Net Interest | 47 | 48 | (1) | 53 | 53 | 54 | 45 |
| | | | | | | | |
| **Taxes Other Than Income (% of Wellhead Revenue)** | 6.7% | 7.0% | (0.3%) | 5.1% | 7.2% | 9.4% | 6.5% |
| **Income Taxes** | | | | | | | |
| Effective Rate | 23.2% | 23.5% | (0.3%) | 21.1% | 19.2% | 20.6% | 68.4% |
| Deferred Ratio | (18%) | 0% | (18%) | 60% | 330% | 107% | 743% |

# Second Quarter and Full-Year 2021 Guidance[1]



(Unaudited)

| See "Endnotes" below for related discussion and definitions. | 2Q 2021 Guidance Range | | | FY 2021 Guidance Range | | | 2020 Actual | 2019 Actual |
|---|---|---|---|---|---|---|---|---|
| **Crude Oil and Condensate Volumes (MBod)** | | | | | | | | |
| United States | 436.0 | - | 446.0 | 433.0 | - | 444.0 | 408.1 | 455.5 |
| Trinidad | 1.5 | - | 2.3 | 1.0 | - | 1.8 | 1.0 | 0.6 |
| Other International | 0.0 | - | 0.2 | 0.0 | - | 0.2 | 0.1 | 0.1 |
| Total | 437.5 | - | 448.5 | 434.0 | - | 446.0 | 409.2 | 456.2 |
| **Natural Gas Liquids Volumes (MBbld)** | | | | | | | | |
| Total | 125.0 | - | 140.0 | 125.0 | - | 145.0 | 136.0 | 134.1 |
| **Natural Gas Volumes (MMcfd)** | | | | | | | | |
| United States | 1,110 | - | 1,210 | 1,110 | - | 1,210 | 1,040 | 1,069 |
| Trinidad | 195 | - | 225 | 180 | - | 220 | 180 | 260 |
| Other International | 10 | - | 22 | 5 | - | 15 | 32 | 37 |
| Total | 1,315 | - | 1,457 | 1,295 | - | 1,445 | 1,252 | 1,366 |
| **Crude Oil Equivalent Volumes (MBoed)** | | | | | | | | |
| United States | 746.0 | - | 787.7 | 743.0 | - | 790.7 | 717.5 | 767.8 |
| Trinidad | 34.0 | - | 39.8 | 31.0 | - | 38.5 | 30.9 | 44.0 |
| Other International | 1.7 | - | 3.9 | 0.8 | - | 2.7 | 5.4 | 6.2 |
| Total | 781.7 | - | 831.4 | 774.8 | - | 831.9 | 753.8 | 818.0 |
| | | | | | | | | |
| **Benchmark Price** | | | | | | | | |
| Oil (WTI) ($/Bbl) | | | | | | | 39.40 | 57.04 |
| Natural Gas (HH) ($/Mcf) | | | | | | | 2.08 | 2.62 |
| | | | | | | | | |
| **Crude Oil and Condensate Differentials - above (below) WTI[2] ($/Bbl)** | | | | | | | | |
| United States | (0.25) | - | 0.75 | (0.55) | - | 1.45 | (0.75) | 0.70 |
| Trinidad | (12.50) | - | (10.50) | (12.40) | - | (10.40) | (9.20) | (9.88) |
| Other International | (10.50) | - | (6.50) | (16.20) | - | (13.20) | 3.68 | 0.36 |
| **Natural Gas Liquids - Realizations as % of WTI** | | | | | | | | |
| Total | 35% | - | 45% | 36% | - | 48% | 34.0% | 28.1% |
| **Natural Gas Differentials - above (below) NYMEX Henry Hub[3] ($/Mcf)** | | | | | | | | |
| United States | (0.40) | - | 0.00 | (0.25) | - | 1.25 | (0.47) | (0.40) |
| **Natural Gas Realizations ($/Mcf)** | | | | | | | | |
| Trinidad | 3.10 | - | 3.60 | 3.10 | - | 3.60 | 2.57 | 2.72 |
| Other International | 5.40 | - | 5.90 | 5.20 | - | 6.20 | 4.66 | 4.44 |
| | | | | | | | | |
| **Capital Expenditures[4] ($MM)** | 1,000 | - | 1,200 | 3,700 | - | 4,100 | 3,490 | 6,234 |
| | | | | | | | | |
| **Operating Unit Costs ($/Boe)** | | | | | | | | |
| Lease and Well | 3.45 | - | 4.15 | 3.50 | - | 4.20 | 3.85 | 4.58 |
| Transport Costs | 2.60 | - | 3.00 | 2.65 | - | 3.05 | 2.66 | 2.54 |
| General and Administrative | 1.50 | - | 1.60 | 1.50 | - | 1.60 | 1.75 | 1.64 |
| Gathering and Processing | 1.75 | - | 1.95 | 1.75 | - | 1.95 | 1.66 | 1.60 |
| Cash Operating Costs | 9.30 | - | 10.70 | 9.40 | - | 10.80 | 9.92 | 10.36 |
| Depreciation, Depletion and Amortization | 12.00 | - | 12.60 | 11.70 | - | 12.70 | 12.32 | 12.56 |
| | | | | | | | | |
| **Expenses ($MM)** | | | | | | | | |
| Exploration and Dry Hole | 40 | - | 50 | 140 | - | 180 | 159 | 168 |
| Impairment (GAAP) | | | | | | | 2,100 | 518 |
| Impairment (excluding certain impairments (non-GAAP)) | 45 | - | 95 | 255 | - | 295 | 232 | 243 |
| Capitalized Interest | 5 | - | 10 | 25 | - | 30 | 31 | 38 |
| Net Interest | 45 | - | 50 | 180 | - | 185 | 205 | 185 |
| | | | | | | | | |
| **Taxes Other Than Income (% of Wellhead Revenue)** | 6.0% | - | 8.0% | 6.5% | - | 7.5% | 6.6% | 6.9% |
| **Income Taxes** | | | | | | | | |
| Effective Rate | 20% | - | 25% | 21% | - | 26% | 18.2% | 22.9% |
| Deferred Ratio | 0% | - | 15% | 0% | - | 15% | 54.8% | 107.4% |



**First Quarter 2021 Results Webcast**
Friday, May 7, 2021, 9:00 a.m. Central time (10:00 a.m. Eastern time)
Webcast will be available on EOG's website for one year.
http://investros.eogresources.com/Investors

**About EOG**
EOG Resources, Inc. (NYSE: EOG) is one of the largest crude oil and natural gas exploration and production companies in the United States with proved reserves in the United States, Trinidad, and China. To learn more visit www.eogresources.com

**Investor Contacts**
David Streit 713-571-4902
Neel Panchal 713-571-4884

**Media and Investor Contact**
Kimberly Ehmer 713-571-4676

**Endnotes**
1) The forecast items for the second quarter and full year 2021 set forth above for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

2) EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

3) EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

4) The forecast includes expenditures for Exploration and Development Drilling, Facilities, Leasehold Acquisitions, Capitalized Interest, Exploration Costs, Dry Hole Costs and Other Property, Plant and Equipment. The forecast excludes Property Acquisitions, Asset Retirement Costs and any Non-Cash Transactions.

**Glossary**

| | |
|---|---|
| Acq | Acquisitions |
| ATROR | After-tax rate of return |
| Bbl | Barrel |
| Bn | Billion |
| Boe | Barrels of oil equivalent |
| Bopd | Barrels of oil per day |
| Capex | Capital expenditures |
| CO2e | Carbon dioxide equivalent |
| DCF | Discretionary cash flow |
| DD&A | Depreciation, Depletion and Amortization |
| Disc | Discoveries |
| Divest | Divestitures |
| EPS | Earnings per share |
| Ext | Extensions |
| G&A | General and administrative expense |
| G&P | Gathering and processing expense |
| GHG | Greenhouse gas |
| HH | Henry Hub |
| LOE | Lease operating expense, or lease and well expense |
| MBbld | Thousand barrels of liquids per day |
| MBod | Thousand barrels of oil per day |
| MBoe | Thousand barrels of oil equivalent |
| MBoed | Thousand barrels of oil equivalent per day |
| Mcf | Thousand cubic feet of natural gas |
| MMBoe | Million barrels of oil equivalent |
| MMcfd | Million cubic feet of natural gas per day |
| NGLs | Natural gas liquids |
| OTP | Other than price |
| NYMEX | U.S. New York Mercantile Exchange |
| QoQ | Quarter over quarter |
| Trans | Transportation expense |
| USD | United States dollar |
| WTI | West Texas Intermediate |
| YoY | Year over year |
| $MM | Million United States dollars |
| $/Bbl | U.S. Dollars per barrel |
| $/Boe | U.S. Dollars per barrel of oil equivalent |
| $/Mcf | U.S. Dollars per thousand cubic feet |



This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, goals, returns and rates of return, budgets, reserves, levels of production, capital expenditures, costs and asset sales, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "aims," "goal," "may," "will," "focused on," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, generate returns and rates of return, replace or increase drilling locations, reduce or otherwise control operating costs and capital expenditures, generate cash flows, pay down or refinance indebtedness, achieve, reach or otherwise meet goals or ambitions with respect to emissions, other environmental matters, safety matters or other ESG (environmental/social/governance) matters, or pay and/or increase dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Furthermore, this press release and any accompanying disclosures may include or reference certain forward-looking, non-GAAP financial measures, such as free cash flow or discretionary cash flow, and certain related estimates regarding future performance, results and financial position. Because we provide these measures on a forward-looking basis, we cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as future impairments and future changes in working capital. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking, non-GAAP financial measures to the respective most directly comparable forward-looking GAAP financial measures. Management believes these forward-looking, non-GAAP measures may be a useful tool for the investment community in comparing EOG's forecasted financial performance to the forecasted financial performance of other companies in the industry. Any such forward-looking measures and estimates are intended to be illustrative only and are not intended to reflect the results that EOG will necessarily achieve for the period(s) presented; EOG's actual results may differ materially from such measures and estimates. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to (i) economically develop its acreage in, (ii) produce reserves and achieve anticipated production levels and rates of return from, (iii) decrease or otherwise control its drilling, completion, operating and capital costs related to, and (iv) maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects and associated potential and existing drilling locations;
- the extent to which EOG is successful in its efforts to market its production of crude oil and condensate, natural gas liquids, and natural gas;
- security threats, including cybersecurity threats and disruptions to our business and operations from breaches of our information technology systems, physical breaches of our facilities and other infrastructure or breaches of the information technology systems, facilities and infrastructure of third parties with which we transact business;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, storage, transportation, refining, and export facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including any changes or other actions which may result from the recent U.S. elections and change in U.S. administration and including tax laws and regulations; climate change and other environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations affecting the leasing of acreage and permitting for oil and gas drilling and the calculation of royalty payments in respect of oil and gas production; laws and regulations imposing additional permitting and disclosure requirements, additional operating restrictions and conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and drilling, completing and operating costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water and tubulars) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression, storage, transportation, and export facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent to which EOG is successful in its completion of planned asset dispositions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;

- the duration and economic and financial impact of epidemics, pandemics or other public health issues, including the COVID-19 pandemic;
- geopolitical factors and political conditions and developments around the world (such as the imposition of tariffs or trade or other economic sanctions, political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts; and
- the other factors described under ITEM 1A, Risk Factors, of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration or extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve or resource estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves, "resource potential" and/or other estimated reserves or estimated resources not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

# Table of Contents



**First Quarter 2021**

**Supplemental Financial and Operating Data**                                                    **Page**

# Income Statements



In millions of USD, except per share data (Unaudited)

| | 1Q 2021 | 4Q 2020 | 1Q 2020 |
|---|---|---|---|
| **Operating Revenues and Other** | | | |
| Crude Oil and Condensate | 2,251 | 1,711 | 2,065 |
| Natural Gas Liquids | 314 | 229 | 161 |
| Natural Gas | 625 | 302 | 210 |
| Gains (Losses) on Mark-to-Market Commodity Derivative Contracts | (367) | 70 | 1,206 |
| Gathering, Processing and Marketing | 848 | 643 | 1,039 |
| Gains (Losses) on Asset Dispositions, Net | (6) | (6) | 16 |
| Other, Net | 29 | 16 | 21 |
| **Total** | **3,694** | **2,965** | **4,718** |
| | | | |
| **Operating Expenses** | | | |
| Lease and Well | 270 | 261 | 330 |
| Transportation Costs | 202 | 195 | 208 |
| Gathering and Processing Costs | 139 | 119 | 128 |
| Exploration Costs | 33 | 41 | 40 |
| Dry Hole Costs | 11 | — | — |
| Impairments | 44 | 143 | 1,573 |
| Marketing Costs | 838 | 621 | 1,110 |
| Depreciation, Depletion and Amortization | 900 | 870 | 1,000 |
| General and Administrative | 110 | 113 | 114 |
| Taxes Other Than Income | 215 | 114 | 157 |
| **Total** | **2,762** | **2,477** | **4,660** |
| | | | |
| **Operating Income** | **932** | **488** | **58** |
| Other Income (Expense), Net | (4) | (7) | 18 |
| Income Before Interest Expense and Income Taxes | 928 | 481 | 76 |
| Interest Expense, Net | 47 | 53 | 45 |
| Income Before Income Taxes | 881 | 428 | 31 |
| Income Tax Provision | 204 | 91 | 21 |
| **Net Income** | **677** | **337** | **10** |
| | | | |
| Dividends Declared per Common Share | 0.4125 | 0.3750 | 0.3750 |
| Net Income Per Share | | | |
| Basic | 1.17 | 0.58 | 0.02 |
| Diluted | 1.16 | 0.58 | 0.02 |
| Average Number of Common Shares | | | |
| Basic | 580 | 580 | 578 |
| Diluted | 583 | 581 | 580 |

# Wellhead Volumes and Prices



(Unaudited)

| | 1Q 2021 | 1Q 2020 | % Change | 4Q 2020 |
|---|---|---|---|---|
| **Crude Oil and Condensate Volumes (MBbld)** [1] | | | | |
| United States | 428.7 | 482.7 | -11% | 442.4 |
| Trinidad | 2.2 | 0.5 | 340% | 2.3 |
| Other International [2] | 0.1 | 0.1 | 0% | 0.1 |
| **Total** | **431.0** | **483.3** | **-11%** | **444.8** |
| | | | | |
| **Average Crude Oil and Condensate Prices ($/Bbl)** [3] | | | | |
| United States | 58.07 | 46.97 | 24% | 41.86 |
| Trinidad | 49.77 | 34.93 | 43% | 32.91 |
| Other International [2] | 38.61 | 57.51 | -33% | 35.9 |
| Composite | 58.02 | 46.96 | 24% | 41.81 |
| **Natural Gas Liquids Volumes (MBbld)** [1] | | | | |
| United States | 124.3 | 161.3 | -23% | 141.4 |
| **Total** | **124.3** | **161.3** | **-23%** | **141.4** |
| **Average Natural Gas Liquids Prices ($/Bbl)** [3] | | | | |
| United States | 28.03 | 10.94 | 156% | 17.54 |
| Composite | 28.03 | 10.94 | 156% | 17.54 |
| **Natural Gas Volumes (MMcfd)** [1] | | | | |
| United States | 1,100 | 1,139 | -3% | 1,075 |
| Trinidad | 217 | 201 | 8% | 192 |
| Other International [2] | 25 | 38 | -34% | 25 |
| **Total** | **1,342** | **1,378** | **-3%** | **1,292** |
| **Average Natural Gas Prices ($/Mcf)** [3] | | | | |
| United States | 5.52 | 1.50 | 268% | 2.29 |
| Trinidad | 3.38 | 2.17 | 56% | 3.57 |
| Other International [2] | 5.66 | 4.32 | 31% | 5.47 |
| Composite | 5.17 | 1.67 | 209% | 2.54 |
| **Crude Oil Equivalent Volumes (MBoed)** [4] | | | | |
| United States | 736.4 | 833.8 | -12% | 763.0 |
| Trinidad | 38.5 | 34.0 | 13% | 34.2 |
| Other International [2] | 4.0 | 6.3 | -37% | 4.3 |
| **Total** | **778.9** | **874.1** | **11%** | **801.5** |
| | | | | |
| **Total MMBoe** [4] | **70.1** | **79.5** | **-12%** | **73.7** |

(1) Thousand barrels per day or million cubic feet per day, as applicable.

(2) Other International includes EOG's China and Canada operations.

(3) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments (see Note 12 to the Condensed Consolidated Financial Statements in EOG's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021).

(4) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, NGLs and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or NGLs to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

# Balance Sheets

In millions of USD, except share data (Unaudited)



| | March 31, 2021 | December 31, 2020 |
|---|---|---|
| **Current Assets** | | |
| Cash and Cash Equivalents | 3,388 | 3,329 |
| Accounts Receivable, Net | 1,828 | 1,522 |
| Inventories | 562 | 629 |
| Assets from Price Risk Management Activities | — | 65 |
| Income Taxes Receivable | — | 23 |
| Other | 413 | 294 |
| **Total** | **6,191** | **5,862** |
| | | |
| **Property, Plant and Equipment** | | |
| Oil and Gas Properties (Successful Efforts Method) | 65,645 | 64,793 |
| Other Property, Plant and Equipment | 4,590 | 4,479 |
| Total Property, Plant and Equipment | 70,235 | 69,272 |
| Less: Accumulated Depreciation, Depletion and Amortization | (41,569) | (40,673) |
| **Total Property, Plant and Equipment, Net** | **28,666** | **28,599** |
| **Deferred Income Taxes** | **4** | **2** |
| **Other Assets** | **1,310** | **1,342** |
| **Total Assets** | **36,171** | **35,805** |
| | | |
| **Current Liabilities** | | |
| Accounts Payable | 1,945 | 1,681 |
| Accrued Taxes Payable | 449 | 206 |
| Dividends Payable | 239 | 217 |
| Liabilities from Price Risk Management Activities | 188 | — |
| Current Portion of Long-Term Debt | 39 | 781 |
| Current Portion of Operating Lease Liabilities | 269 | 295 |
| Other | 183 | 280 |
| **Total** | **3,312** | **3,460** |
| | | |
| **Long-Term Debt** | **5,094** | **5,035** |
| **Other Liabilities** | **2,178** | **2,149** |
| **Deferred Income Taxes** | **4,825** | **4,859** |
| **Commitments and Contingencies** | | |
| | | |
| **Stockholders' Equity** | | |
| Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized and 583,843,561 Shares Issued at March 31, 2021 and 583,694,850 Shares Issued at December 31, 2020 | 206 | 206 |
| Additional Paid in Capital | 5,979 | 5,945 |
| Accumulated Other Comprehensive Loss | (14) | (12) |
| Retained Earnings | 14,606 | 14,170 |
| Common Stock Held in Treasury, 232,249 Shares at March 31, 2021 and 124,265 Shares at December 31, 2020 | (15) | (7) |
| **Total Stockholders' Equity** | **20,762** | **20,302** |
| **Total Liabilities and Stockholders' Equity** | **36,171** | **35,805** |

# Cash Flows Statements

In millions of USD (Unaudited)



| | 1Q 2021 | 4Q 2020 | 1Q 2020 |
|---|---:|---:|---:|
| **Cash Flows from Operating Activities** | | | |
| Reconciliation of Net Income to Net Cash Provided by Operating Activities: | | | |
| Net Income | 677 | 337 | 10 |
| Items Not Requiring (Providing) Cash | | | |
| Depreciation, Depletion and Amortization | 900 | 870 | 1,000 |
| Impairments | 44 | 143 | 1,573 |
| Stock-Based Compensation Expenses | 35 | 33 | 40 |
| Deferred Income Taxes | (36) | 55 | 45 |
| (Gains) Losses on Asset Dispositions, Net | 6 | 6 | (16) |
| Other, Net | 7 | 10 | (9) |
| Dry Hole Costs | 11 | — | — |
| Mark-to-Market Commodity Derivative Contracts | | | |
| Total (Gains) Losses | 367 | (70) | (1,206) |
| Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts | (30) | 72 | 84 |
| Other, Net | 1 | 2 | — |
| Changes in Components of Working Capital and Other Assets and Liabilities | | | |
| Accounts Receivable | (308) | (464) | 722 |
| Inventories | 64 | 31 | 103 |
| Accounts Payable | 172 | 427 | 434 |
| Accrued Taxes Payable | 243 | (61) | (55) |
| Other Assets | (103) | (90) | 58 |
| Other Liabilities | (89) | 21 | (66) |
| Changes in Components of Working Capital Associated with Investing Activities | (91) | (201) | (132) |
| **Net Cash Provided by Operating Activities** | **1,870** | **1,121** | **2,585** |
| **Investing Cash Flows** | | | |
| Additions to Oil and Gas Properties | (875) | (785) | (1,566) |
| Additions to Other Property, Plant and Equipment | (42) | (56) | (123) |
| Proceeds from Sales of Assets | 5 | 3 | 26 |
| Changes in Components of Working Capital Associated with Investing Activities | 91 | 201 | 132 |
| **Net Cash Used in Investing Activities** | **(821)** | **(637)** | **(1,531)** |
| **Financing Cash Flows** | | | |
| Long-Term Debt Repayments | (750) | — | — |
| Dividends Paid | (219) | (220) | (167) |
| Treasury Stock Purchased | (10) | (1) | (5) |
| Proceeds from Stock Options Exercised and Employee Stock Purchase Plan | — | 8 | — |
| Repayment of Finance Lease Liabilities | (9) | (6) | (3) |
| **Net Cash Used in Financing Activities** | **(988)** | **(219)** | **(175)** |
| **Effect of Exchange Rate Changes on Cash** | **(2)** | **(2)** | **—** |
| **Increase in Cash and Cash Equivalents** | **59** | **263** | **879** |
| **Cash and Cash Equivalents at Beginning of Period** | **3,329** | **3,066** | **2,028** |
| **Cash and Cash Equivalents at End of Period** | **3,388** | **3,329** | **2,907** |

# Non-GAAP Financial Measures



To supplement the presentation of its financial results prepared in accordance with generally accepted accounting principles in the United States of America (GAAP), EOG's quarterly earnings releases and related conference calls, accompanying investor presentation slides and presentation slides for investor conferences contain certain financial measures that are not prepared or presented in accordance with GAAP.   These non-GAAP financial measures may include, but are not limited to, Adjusted Net Income (Loss), Discretionary Cash Flow, Free Cash Flow, Adjusted EBITDAX, Net Debt and related statistics.

A reconciliation of each of these measures to their most directly comparable GAAP financial measure is included in the tables below and can also be found in the "Reconciliations & Guidance" section of the "Investors" page of the EOG website at www.eogresources.com.

EOG believes these measures may be useful to investors who follow the practice of some industry analysts who make certain adjustments to GAAP measures (for example, to exclude non-recurring items) to facilitate comparisons to others in EOG's industry, and who utilize non-GAAP measures in their calculations of certain statistics (for example, return on capital employed and return on equity) used to evaluate EOG's performance.

EOG believes that the non-GAAP measures presented, when viewed in combination with its financial and operating results prepared in accordance with GAAP, provide a more complete understanding of the factors and trends affecting the company's performance. EOG uses these non-GAAP measures for purposes of (i) comparing EOG's financial and operating performance with the financial and operating performance of other companies in the industry and (ii) analyzing EOG's financial and operating performance across periods.

The non-GAAP measures presented should not be considered in isolation, and should not be considered as a substitute for, or as an alternative to, EOG's reported Net Income (Loss), Total Debt, Net Cash Provided by Operating Activities and other financial results calculated in accordance with GAAP. The non-GAAP measures presented should be read in conjunction with EOG's consolidated financial statements prepared in accordance with GAAP.

In addition, because not all companies use identical calculations, EOG's presentation of non-GAAP measures may not be comparable to, and may be calculated differently from, similarly titled measures disclosed by other companies, including its peer companies. EOG may also change the calculation of one or more of its non-GAAP measures from time to time – for example, to account for changes in its business and operations or to more closely conform to peer company or industry analysts' practices.

# Adjusted Net Income (Loss)



In millions of USD, except per share data (Unaudited)

| | **1Q 2021** | | | |
|---|---|---|---|---|
| | **Before Tax** | **Income Tax Impact** | **After Tax** | **Diluted Earnings per Share** |
| **Reported Net Income (GAAP)** | **881** | **(204)** | **677** | **1.16** |
| Adjustments: | | | | |
|    Losses on Mark-to-Market Commodity Derivative Contracts | 367 | (81) | 286 | 0.49 |
|    Net Cash Payments for Settlements of Commodity Derivative Contracts | (30) | 7 | (23) | (0.04) |
|    Add: Losses on Asset Dispositions, Net | 6 | (1) | 5 | 0.01 |
|    Add: Certain Impairments | 1 | — | 1 | — |
| Adjustments to Net Income | 344 | (75) | 269 | 0.46 |
| **Adjusted Net Income (Non-GAAP)** | **1,225** | **(279)** | **946** | **1.62** |
| Average Number of Common Shares (GAAP) | | | | |
|    Basic | | | | 580 |
|    Diluted | | | | 583 |

| | **4Q 2020** | | | |
|---|---|---|---|---|
| | **Before Tax** | **Income Tax Impact** | **After Tax** | **Diluted Earnings per Share** |
| **Reported Net Income (GAAP)** | **428** | **(91)** | **337** | **0.58** |
| Adjustments: | | | | |
|    Gains on Mark-to-Market Commodity Derivative Contracts | (70) | 15 | (55) | (0.10) |
|    Net Cash Received from Settlements of Commodity Derivative Contracts | 72 | (16) | 56 | 0.10 |
|    Add: Losses on Asset Dispositions, Net | 6 | (1) | 5 | 0.01 |
|    Add: Certain Impairments | 86 | (18) | 68 | 0.12 |
| Adjustments to Net Income | 94 | (20) | 74 | 0.13 |
| **Adjusted Net Income (Non-GAAP)** | **522** | **(111)** | **411** | **0.71** |
| Average Number of Common Shares (GAAP) | | | | |
|    Basic | | | | 580 |
|    Diluted | | | | 581 |

# Adjusted Net Income (Loss)



In millions of USD, except per share data (Unaudited)

| | 1Q 2020 | | | |
| --- | --- | --- | --- | --- |
| | **Before Tax** | **Income Tax Impact** | **After Tax** | **Diluted Earnings per Share** |
| **Reported Net Income (GAAP)** | **31** | **(21)** | **10** | **0.02** |
| Adjustments: | | | | |
| Gains on Mark-to-Market Commodity Derivative Contracts | (1,206) | 265 | (941) | (1.62) |
| Net Cash Received from Settlements of Commodity Derivative Contracts | 84 | (18) | 66 | 0.11 |
| Less: Gains on Asset Dispositions, Net | (16) | 3 | (13) | (0.02) |
| Add: Certain Impairments | 1,516 | (320) | 1,196 | 2.06 |
| Adjustments to Net Income | 378 | (70) | 308 | 0.53 |
| | | | | |
| **Adjusted Net Income (Non-GAAP)** | **409** | **(91)** | **318** | **0.55** |
| | | | | |
| Average Number of Common Shares (GAAP) | | | | |
| Basic | | | | 578 |
| Diluted | | | | 580 |

# Adjusted Net Income per Share



In millions of USD, except share and per Boe data (Unaudited)

| | | |
|---|---:|---:|
| **4Q 2020 Adjusted Net Income per Share (Non-GAAP)** | | **0.71** |
| | | |
| **Realized Price** | | |
| 1Q 2021 Composite Average Wellhead Revenue per Boe | 45.49 | |
| Less: 4Q 2020 Composite Average Welhead Revenue per Boe | (30.39) | |
| Subtotal | 15.10 | |
| Multiplied by: 1Q 2021 Crude Oil Equivalent Volumes (MMBoe) | 70.1 | |
| Total Change in Revenue | 1,059 | |
| Less: Income Tax Benefit (Cost) Imputed (based on 23%) | (243) | |
| Change in Net Income | 815 | |
| Change in Diluted Earnings per Share | | 1.40 |
| | | |
| **Net Cash Received (Paid) from Settlements of Commodity Derivative Contracts** | | |
| 1Q 2021 Net Cash Received (Paid) from Settlement of Commodity Derivative Contracts | (30) | |
| Less: Income Tax Benefit (Cost) | 7 | |
| After Tax - (a) | (23) | |
| 4Q 2020 Net Cash Received (Paid) from Settlement of Commodity Derivative Contracts | 72 | |
| Less: Income Tax Benefit (Cost) | (16) | |
| After Tax - (b) | 56 | |
| Change in Net Income - (a) - (b) | (79) | |
| Change in Diluted Earnings per Share | | (0.14) |
| | | |
| **Wellhead Volumes** | | |
| 1Q 2021 Crude Oil Equivalent Volumes (MMBoe) | 70.1 | |
| Less: 4Q 2020 Crude Oil Equivalent Volumes (MMBoe) | (73.7) | |
| Subtotal | (3.6) | |
| Times: 1Q 2021 Composite Average Margin per Boe (Non-GAAP) (Including Total Exploration Costs) (refer to "Costs per Barrel of Oil Equivalent" schedule) | 17.38 | |
| Change in Revenue | (63) | |
| Less: Income Tax Benefit (Cost) Imputed (based on 23%) | 14 | |
| Change in Net Income | (48) | |
| Change in Diluted Earnings per Share | | (0.08) |
| | | |
| **Operating Cost per Boe** | | |
| 4Q 2020 Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) (refer to "Costs per Barrel of Oil Equivalent" schedule) | 24.72 | |
| Less: 1Q 2021 Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) (refer to "Costs per Barrel of Oil Equivalent" schedule) | (28.11) | |
| Subtotal | (3.39) | |
| Times: 1Q 2021 Crude Oil Equivalent Volumes (MMBoe) | 70.1 | |
| Change in Before-Tax Net Income | (238) | |
| Less: Income Tax Benefit (Cost) Imputed (based on 23%) | 55 | |
| Change in Net Income | (183) | |
| Change in Diluted Earnings per Share | | (0.31) |
| | | |
| **Other Items** | | 0.04 |
| | | |
| **1Q 2021 Adjusted Net Income per Share (Non-GAAP)** | | **1.62** |
| | | |
| 1Q 2021 Average Number of Common Shares (Non-GAAP) - Diluted | 583 | |



# Discretionary Cash Flow and Free Cash Flow

In millions of USD (Unaudited)

|  | 1Q 2021 | 4Q 2020 | 1Q 2020 |
|---|---|---|---|
| Net Cash Provided by Operating Activities (GAAP) | 1,870 | 1,121 | 2,585 |
| Adjustments: |  |  |  |
|     Exploration Costs (excluding Stock-Based Compensation Expenses) | 28 | 36 | 32 |
|     Other Non-Current Income Taxes - Net Receivable | — | — | 113 |
|     Changes in Components of Working Capital and Other Assets and Liabilities |  |  |  |
|         Accounts Receivable | 308 | 464 | (722) |
|         Inventories | (64) | (31) | (103) |
|         Accounts Payable | (172) | (427) | (434) |
|         Accrued Taxes Payable | (243) | 61 | 55 |
|         Other Assets | 103 | 90 | (58) |
|         Other Liabilities | 89 | (21) | 66 |
|     Changes in Components of Working Capital Associated with Investing Activities | 91 | 201 | 132 |
| **Discretionary Cash Flow (Non-GAAP)** | **2,010** | **1,494** | **1,666** |
| Discretionary Cash Flow (Non-GAAP) - Percentage Increase | 35% |  |  |
| Discretionary Cash Flow (Non-GAAP) | 2,010 | 1,494 | 1,666 |
| Less: |  |  |  |
|     Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a] | (945) | (828) | (1,685) |
| **Free Cash Flow (Non-GAAP)** | **1,065** | **666** | **(19)** |

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) for the three-month periods ended December 31, 2020 and March 31, 2021 and 2020:

|  | | | |
|---|---|---|---|
| Total Expenditures (GAAP) | 1,067 | 1,107 | 1,826 |
| Less: |  |  |  |
|     Asset Retirement Costs | (17) | (48) | (20) |
|     Non-Cash Expenditures of Other Property, Plant and Equipment | — | — | — |
|     Non-Cash Acquisition Costs of Unproved Properties | (22) | (69) | (24) |
|     Non-Cash Finance Leases | (74) | (101) | (49) |
|     Acquisition Costs of Proved Properties | (9) | (61) | (48) |
| **Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)** | **945** | **828** | **1,685** |

# Discretionary Cash Flow and Free Cash Flow



In millions of USD (Unaudited)

| | FY 2020 | FY 2019 | FY 2018 | FY 2017 |
|---|---|---|---|---|
| Net Cash Provided by Operating Activities (GAAP) | 5,008 | 8,163 | 7,769 | 4,265 |
| | | | | |
| Adjustments: | | | | |
| Exploration Costs (excluding Stock-Based Compensation Expenses) | 126 | 113 | 125 | 122 |
| Other Non-Current Income Taxes - Net (Payable) Receivable | 113 | 239 | 149 | (513) |
| Changes in Components of Working Capital and Other Assets and Liabilities | | | | |
| Accounts Receivable | (467) | 92 | 368 | 392 |
| Inventories | (123) | (90) | 395 | 175 |
| Accounts Payable | 795 | (169) | (439) | (324) |
| Accrued Taxes Payable | 49 | (40) | 92 | 64 |
| Other Assets | (325) | (358) | 125 | 659 |
| Other Liabilities | (8) | 57 | (11) | 90 |
| Changes in Components of Working Capital Associated with Investing and Financing Activities | (75) | 115 | (301) | (90) |
| **Discretionary Cash Flow (Non-GAAP)** | **5,093** | **8,122** | **8,272** | **4,840** |
| | | | | |
| Discretionary Cash Flow (Non-GAAP) - Percentage Increase (Decrease) | -37% | -2% | 71% | 76% |
| | | | | |
| Discretionary Cash Flow (Non-GAAP) | 5,093 | 8,122 | 8,272 | 4,840 |
| Less: | | | | |
| Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a] | (3,490) | (6,234) | (6,172) | (4,228) |
| **Free Cash Flow (Non-GAAP)** | **1,603** | **1,888** | **2,100** | **612** |

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) for the twelve-month periods ended December 31, 2020, 2019, 2018 and 2017:

| | | | | |
|---|---|---|---|---|
| Total Expenditures (GAAP) | 4,113 | 6,900 | 6,706 | 4,613 |
| Less: | | | | |
| Asset Retirement Costs | (117) | (186) | (70) | (56) |
| Non-Cash Expenditures of Other Property, Plant and Equipment | — | (2) | (1) | — |
| Non-Cash Acquisition Costs of Unproved Properties | (197) | (98) | (291) | (256) |
| Non-Cash Finance Leases | (174) | — | (48) | — |
| Acquisition Costs of Proved Properties | (135) | (380) | (124) | (73) |
| **Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)** | **3,490** | **6,234** | **6,172** | **4,228** |



# Discretionary Cash Flow and Free Cash Flow

In millions of USD (Unaudited)

| | FY 2016 | FY 2015 | FY 2014 | FY 2013 | FY 2012 |
|---|---|---|---|---|---|
| Net Cash Provided by Operating Activities (GAAP) | 2,359 | 3,595 | 8,649 | 7,329 | 5,237 |
| | | | | | |
| Adjustments: | | | | | |
| Exploration Costs (excluding Stock-Based Compensation Expenses) | 104 | 124 | 158 | 134 | 158 |
| Excess Tax Benefits from Stock-Based Compensation | 30 | 26 | 99 | 56 | 67 |
| Changes in Components of Working Capital and Other Assets and Liabilities | | | | | |
| Accounts Receivable | 233 | (641) | (85) | 24 | 179 |
| Inventories | (171) | (58) | 162 | (53) | 157 |
| Accounts Payable | 74 | 1,409 | (544) | (179) | 17 |
| Accrued Taxes Payable | (93) | (12) | (16) | (75) | (78) |
| Other Assets | 41 | (118) | 14 | 110 | 119 |
| Other Liabilities | 16 | 66 | (75) | 20 | (36) |
| Changes in Components of Working Capital Associated with Investing and Financing Activities | 156 | (500) | 103 | 51 | (74) |
| **Discretionary Cash Flow (Non-GAAP)** | **2,749** | **3,891** | **8,465** | **7,417** | **5,746** |
| | | | | | |
| Discretionary Cash Flow (Non-GAAP) - Percentage Increase (Decrease) | -29% | -54% | 14% | 29% | |
| | | | | | |
| Discretionary Cash Flow (Non-GAAP) | 2,749 | 3,891 | 8,465 | 7,417 | 5,746 |
| Less: | | | | | |
| Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a] | (2,706) | (4,682) | (8,292) | (7,102) | (7,540) |
| **Free Cash Flow (Non-GAAP)** | **43** | **(791)** | **173** | **315** | **(1,794)** |

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) for the twelve-month periods ended December 31, 2016, 2015, 2014, 2013 and 2012:

| | | | | | |
|---|---|---|---|---|---|
| Total Expenditures (GAAP) | 6,554 | 5,216 | 8,632 | 7,361 | 7,754 |
| Less: | | | | | |
| Asset Retirement Costs | 20 | (53) | (196) | (134) | (127) |
| Non-Cash Expenditures of Other Property, Plant and Equipment | (17) | — | — | — | (66) |
| Non-Cash Acquisition Costs of Unproved Properties | (3,102) | — | (5) | (5) | (20) |
| Acquisition Costs of Proved Properties | (749) | (481) | (139) | (120) | (1) |
| **Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)** | **2,706** | **4,682** | **8,292** | **7,102** | **7,540** |

# Total Expenditures

In millions of USD (Unaudited)



|  | 1Q 2021 | 1Q 2020 | FY 2020 | FY 2019 | FY 2018 | FY 2017 |
|---|---|---|---|---|---|---|
| Exploration and Development Drilling | 733 | 1,313 | 2,664 | 4,951 | 4,935 | 3,132 |
| Facilities | 82 | 179 | 347 | 629 | 625 | 575 |
| Leasehold Acquisitions | 58 | 45 | 265 | 276 | 488 | 427 |
| Property Acquisitions | 9 | 48 | 135 | 380 | 124 | 73 |
| Capitalized Interest | 8 | 9 | 31 | 38 | 24 | 27 |
| Subtotal | 890 | 1,594 | 3,442 | 6,274 | 6,196 | 4,234 |
| Exploration Costs | 33 | 40 | 146 | 140 | 149 | 145 |
| Dry Hole Costs | 11 | — | 13 | 28 | 5 | 5 |
| Exploration and Development Expenditures | 934 | 1,634 | 3,601 | 6,442 | 6,350 | 4,384 |
| Asset Retirement Costs | 17 | 20 | 117 | 186 | 70 | 56 |
| Total Exploration and Development Expenditures | 951 | 1,654 | 3,718 | 6,628 | 6,420 | 4,440 |
| Other Property, Plant and Equipment | 116 | 172 | 395 | 272 | 286 | 173 |
| **Total Expenditures** | **1,067** | **1,826** | **4,113** | **6,900** | **6,706** | **4,613** |

# EBITDAX and Adjusted EBITDAX

In millions of USD (Unaudited)



| | 1Q 2021 | 1Q 2020 |
|---|---|---|
| Net Income (GAAP) | 677 | 10 |
| | | |
| Adjustments: | | |
| Interest Expense, Net | 47 | 45 |
| Income Tax Provision (Benefit) | 204 | 21 |
| Depreciation, Depletion and Amortization | 900 | 1,000 |
| Exploration Costs | 33 | 40 |
| Dry Hole Costs | 11 | — |
| Impairments | 44 | 1,573 |
| **EBITDAX (Non-GAAP)** | **1,916** | **2,689** |
| (Gains) Losses on MTM Commodity Derivative Contracts | 367 | (1,206) |
| Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts | (30) | 84 |
| (Gains) Losses on Asset Dispositions, Net | 6 | (16) |
| | | |
| **Adjusted EBITDAX (Non-GAAP)** | **2,259** | **1,551** |
| | | |
| Adjusted EBITDAX (Non-GAAP) - Percentage Increase | 46% | |

**Definitions**

EBITDAX - Earnings Before Interest Expense, Net; Income Tax Provision (Benefit); Depreciation, Depletion and Amortization; Exploration Costs; Dry Hole Costs; and Impairments

# Net Debt-to-Total Capitalization Ratio



In millions of USD, except ratio data (Unaudited)

| | March 31, 2021 | December 31, 2020 | September 30, 2020 | June 30, 2020 | March 31, 2020 |
|---|---|---|---|---|---|
| Total Stockholders' Equity - (a) | 20,762 | 20,302 | 20,148 | 20,388 | 21,471 |
| | | | | | |
| Current and Long-Term Debt (GAAP) - (b) | 5,133 | 5,816 | 5,721 | 5,724 | 5,222 |
| Less: Cash | (3,388) | (3,329) | (3,066) | (2,417) | (2,907) |
| Net Debt (Non-GAAP) - (c) | 1,745 | 2,487 | 2,655 | 3,307 | 2,315 |
| | | | | | |
| Total Capitalization (GAAP) - (a) + (b) | 25,895 | 26,118 | 25,869 | 26,112 | 26,693 |
| | | | | | |
| **Total Capitalization (Non-GAAP) - (a) + (c)** | **22,507** | **22,789** | **22,803** | **23,695** | **23,786** |
| | | | | | |
| Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)] | 19.8% | 22.3% | 22.1% | 21.9% | 19.6% |
| | | | | | |
| **Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]** | **7.8%** | **10.9%** | **11.6%** | **14.0%** | **9.7%** |

# Net Debt-to-Total Capitalization Ratio

In millions of USD, except ratio data (Unaudited)



| | December 31, 2019 | September 30, 2019 | June 30, 2019 | March 31, 2019 |
|---|---|---|---|---|
| Total Stockholders' Equity - (a) | 21,641 | 21,124 | 20,630 | 19,904 |
| | | | | |
| Current and Long-Term Debt (GAAP) - (b) | 5,175 | 5,177 | 5,179 | 6,081 |
| Less: Cash | (2,028) | (1,583) | (1,160) | (1,136) |
| Net Debt (Non-GAAP) - (c) | 3,147 | 3,594 | 4,019 | 4,945 |
| | | | | |
| Total Capitalization (GAAP) - (a) + (b) | 26,816 | 26,301 | 25,809 | 25,985 |
| | | | | |
| **Total Capitalization (Non-GAAP) - (a) + (c)** | **24,788** | **24,718** | **24,649** | **24,849** |
| | | | | |
| Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)] | 19.3% | 19.7% | 20.1% | 23.4% |
| | | | | |
| **Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]** | **12.7%** | **14.5%** | **16.3%** | **19.9%** |

# Net Debt-to-Total Capitalization Ratio



In millions of USD, except ratio data (Unaudited)

| | December 31, 2018 | September 30, 2018 | June 30, 2018 | March 31, 2018 |
|---|---|---|---|---|
| Total Stockholders' Equity - (a) | 19,364 | 18,538 | 17,452 | 16,841 |
| | | | | |
| Current and Long-Term Debt (GAAP) - (b) | 6,083 | 6,435 | 6,435 | 6,435 |
| Less: Cash | (1,556) | (1,274) | (1,008) | (816) |
| Net Debt (Non-GAAP) - (c) | 4,527 | 5,161 | 5,427 | 5,619 |
| | | | | |
| Total Capitalization (GAAP) - (a) + (b) | 25,447 | 24,973 | 23,887 | 23,276 |
| | | | | |
| **Total Capitalization (Non-GAAP) - (a) + (c)** | **23,891** | **23,699** | **22,879** | **22,460** |
| | | | | |
| Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)] | 23.9% | 25.8% | 26.9% | 27.6% |
| | | | | |
| **Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]** | **18.9%** | **21.8%** | **23.7%** | **25.0%** |



# Net Debt-to-Total Capitalization Ratio

In millions of USD, except ratio data (Unaudited)

|  | December 31, 2017 | September 30, 2017 | June 30, 2017 | March 31, 2017 |
|---|---|---|---|---|
| Total Stockholders' Equity - (a) | 16,283 | 13,922 | 13,902 | 13,928 |
| Current and Long-Term Debt (GAAP) - (b) | 6,387 | 6,387 | 6,987 | 6,987 |
| Less: Cash | (834) | (846) | (1,649) | (1,547) |
| Net Debt (Non-GAAP) - (c) | 5,553 | 5,541 | 5,338 | 5,440 |
| Total Capitalization (GAAP) - (a) + (b) | 22,670 | 20,309 | 20,889 | 20,915 |
| **Total Capitalization (Non-GAAP) - (a) + (c)** | **21,836** | **19,463** | **19,240** | **19,368** |
| Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)] | 28.2% | 31.4% | 33.4% | 33.4% |
| **Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]** | **25.4%** | **28.5%** | **27.7%** | **28.1%** |



# Net Debt-to-Total Capitalization Ratio

In millions of USD, except ratio data (Unaudited)

| | December 31, 2016 | September 30, 2016 | June 30, 2016 | March 31, 2016 | December 31, 2015 |
|---|---|---|---|---|---|
| Total Stockholders' Equity - (a) | 13,982 | 11,798 | 12,057 | 12,405 | 12,943 |
| | | | | | |
| Current and Long-Term Debt (GAAP) - (b) | 6,986 | 6,986 | 6,986 | 6,986 | 6,660 |
| Less: Cash | (1,600) | (1,049) | (780) | (668) | (719) |
| Net Debt (Non-GAAP) - (c) | 5,386 | 5,937 | 6,206 | 6,318 | 5,941 |
| | | | | | |
| Total Capitalization (GAAP) - (a) + (b) | 20,968 | 18,784 | 19,043 | 19,391 | 19,603 |
| | | | | | |
| **Total Capitalization (Non-GAAP) - (a) + (c)** | **19,368** | **17,735** | **18,263** | **18,723** | **18,884** |
| | | | | | |
| Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)] | 33.3% | 37.2% | 36.7% | 36.0% | 34.0% |
| | | | | | |
| **Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]** | **27.8%** | **33.5%** | **34.0%** | **33.7%** | **31.5%** |

# Reserve Replacement Cost Data



In millions of USD, except reserves and ratio data (Unaudited)

| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 |
|---|---|---|---|---|---|---|---|
| Total Costs Incurred in Exploration and Development Activities (GAAP) | 3,718 | 6,628 | 6,420 | 4,440 | 6,445 | 4,928 | 7,905 |
| Less: Asset Retirement Costs | (117) | (186) | (70) | (56) | 20 | (53) | (196) |
| Non-Cash Acquisition Costs of Unproved Properties | (197) | (98) | (291) | (256) | (3,102) | — | — |
| Acquisition Costs of Proved Properties | (135) | (380) | (124) | (73) | (749) | (481) | (139) |
| **Total Exploration and Development Expenditures for Drilling Only (Non-GAAP) - (a)** | **3,269** | **5,964** | **5,935** | **4,055** | **2,614** | **4,394** | **7,570** |
| | | | | | | | |
| Total Costs Incurred in Exploration and Development Activities (GAAP) | 3,718 | 6,628 | 6,420 | 4,440 | 6,445 | 4,928 | 7,905 |
| Less: Asset Retirement Costs | (117) | (186) | (70) | (56) | 20 | (53) | (196) |
| Non-Cash Acquisition Costs of Unproved Properties | (197) | (98) | (291) | (256) | (3,102) | — | — |
| Non-Cash Acquisition Costs of Proved Properties | (15) | (52) | (71) | (26) | (732) | — | — |
| **Total Exploration and Development Expenditures (Non-GAAP) - (b)** | **3,389** | **6,292** | **5,988** | **4,102** | **2,631** | **4,875** | **7,709** |
| | | | | | | | |
| **Net Proved Reserve Additions From All Sources - Oil Equivalents (MMBoe)** | | | | | | | |
| Revisions Due to Price - (c) | (278) | (60) | 35 | 154 | (101) | (574) | 52 |
| Revisions Other Than Price | (89) | — | (40) | 48 | 253 | 107 | 49 |
| Purchases in Place | 10 | 17 | 12 | 2 | 42 | 56 | 14 |
| Extensions, Discoveries and Other Additions - (d) | 564 | 750 | 670 | 421 | 209 | 246 | 519 |
| **Total Proved Reserve Additions - (e)** | **207** | **707** | **677** | **625** | **403** | **(165)** | **634** |
| Sales in Place | (31) | (5) | (11) | (21) | (168) | (4) | (36) |
| **Net Proved Reserve Additions From All Sources** | **176** | **702** | **666** | **604** | **235** | **(169)** | **598** |
| | | | | | | | |
| **Production** | **285** | **301** | **265** | **224** | **206** | **210** | **220** |
| | | | | | | | |
| **Reserve Replacement Costs ($ / Boe)** | | | | | | | |
| Total Drilling, Before Revisions - (a / d) | 5.79 | 7.95 | 8.86 | 9.64 | 12.51 | 17.87 | 14.58 |
| All-in Total, Net of Revisions - (b / e) | 16.32 | 8.90 | 8.85 | 6.56 | 6.52 | (29.63) | 12.16 |
| All-in Total, Excluding Revisions Due to Price - (b / ( e - c)) | 6.98 | 8.21 | 9.33 | 8.71 | 5.22 | 11.91 | 13.25 |

**Definitions**

| | |
|---|---|
| $/Boe | U.S. Dollars per barrel of oil equivalent |
| MMBoe | Million barrels of oil equivalent |

# Financial Commodity Derivative Contracts



EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method.

Presented below is a comprehensive summary of EOG's financial commodity derivative contracts as of April 29, 2021.

## Crude Oil Financial Price Swap Contracts

| | | Contracts Sold | |
| | | Volume (MBbld) | Weighted Average Price ($/Bbl) |
| --- | --- | --- | --- |
| **Period** | **Settlement Index** | | |
| January 2021 (closed) | NYMEX WTI | 151 | $ 50.06 |
| February - March 2021 (closed) | NYMEX WTI | 201 | 51.29 |
| April - June 2021 | NYMEX WTI | 150 | 51.68 |
| July - September 2021 | NYMEX WTI | 150 | 52.71 |

## Crude Oil Basis Swap Contracts

| | | Contracts Sold | |
| | | Volume (MBbld) | Weighted Average Price Differential ($/Bbl) |
| --- | --- | --- | --- |
| **Period** | **Settlement Index** | | |
| February 2021 (closed) | NYMEX WTI Roll Differential [1] | 30 | $ 0.11 |
| March - May 2021 (closed) | NYMEX WTI Roll Differential [1] | 125 | 0.17 |
| June - December 2021 | NYMEX WTI Roll Differential [1] | 125 | 0.17 |
| January - December 2022 | NYMEX WTI Roll Differential [1] | 125 | 0.15 |

(1) This settlement index is used to fix the differential in pricing between the NYMEX calendar month average and the physical crude oil delivery month.

## NGL Financial Price Swap Contracts

| | | Contracts Sold | |
| | | Volume (MBbld) | Weighted Average Price ($/Bbl) |
| --- | --- | --- | --- |
| **Period** | **Settlement Index** | | |
| January - March 2021 (closed) | Mont Belvieu Propane (non-Tet) | 15 | $ 29.44 |
| April - December 2021 | Mont Belvieu Propane (non-Tet) | 15 | 29.44 |

**Natural Gas Financial Price Swap Contracts**

| Period | Settlement Index | Contracts Sold Volume (MMBtud in thousands) | Contracts Sold Weighted Average Price ($/MMBtu) | Contracts Purchased Volume (MMBtud in thousands) | Contracts Purchased Weighted Average Price ($/MMBtu) |
|---|---|---|---|---|---|
| January - March 2021 (closed) | NYMEX Henry Hub | 500 | $ 2.99 | 500 | $ 2.43 |
| April - May 2021 (closed) | NYMEX Henry Hub | 500 | 2.99 | 570 | 2.81 |
| June - September 2021 | NYMEX Henry Hub | 500 | 2.99 | 570 | 2.81 |
| October - December 2021 | NYMEX Henry Hub | 500 | 2.99 | 500 | 2.83 |
| January - December 2022 (closed) [1] | NYMEX Henry Hub | 20 | 2.75 | — | — |
| April - May 2021 (closed) | JKM | 70 | 6.65 | — | — |
| June - September 2021 | JKM | 70 | 6.65 | — | — |

(1)  In January 2021, EOG executed the early termination provision granting EOG the right to terminate all of its open 2022 natural gas price swap contracts.  EOG received net cash of $0.6 million for the settlement of these contracts.

**Glossary:**

| | |
|---|---|
| $/Bbl | Dollars per barrel |
| $/MMBtu | Dollars per million British Thermal Units |
| Bbl | Barrel |
| EOG | EOG Resources, Inc. |
| JKM | Japan Korea Marker |
| MBbld | Thousand barrels per day |
| MMBtu | Million British Thermal Units |
| MMBtud | Million British Thermal Units per day |
| NGL | Natural Gas Liquids |
| NYMEX | New York Mercantile Exchange |
| WTI | West Texas Intermediate |

# Direct After-Tax Rate of Return



The calculation of our direct after-tax rate of return (ATROR) with respect to our capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be).  As such, our direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.

**Direct ATROR**

Based on Cash Flow and Time Value of Money

  - Estimated future commodity prices and operating costs

  - Costs incurred to drill, complete and equip a well, including facilities

Excludes Indirect Capital

  - Gathering and Processing and other Midstream

  - Land, Seismic, Geological and Geophysical

Payback ~12 Months on 100% Direct ATROR Wells

First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured

**Return on Equity / Return on Capital Employed**

Based on GAAP Accrual Accounting

Includes All Indirect Capital and Growth Capital for Infrastructure

  - Eagle Ford, Bakken, Permian and Powder River Basin Facilities

  - Gathering and Processing

Includes Legacy Gas Capital and Capital from Mature Wells

# ROCE & ROE



In millions of USD, except ratio data (Unaudited)

|  | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|
| Net Interest Expense (GAAP) | 205 | 185 | 245 | |
| Tax Benefit Imputed (based on 21%) | (43) | (39) | (51) | |
| **After-Tax Net Interest Expense (Non-GAAP) - (a)** | **162** | **146** | **194** | |
| | | | | |
| Net Income (Loss) (GAAP) - (b) | (605) | 2,735 | 3,419 | |
| Adjustments to Net Income (Loss), Net of Tax (See Below Detail) [1] | 1,455 | 158 | (201) | |
| **Adjusted Net Income (Non-GAAP) - (c)** | **850** | **2,893** | **3,218** | |
| | | | | |
| Total Stockholders' Equity - (d) | 20,302 | 21,641 | 19,364 | 16,283 |
| | | | | |
| Average Total Stockholders' Equity * - (e) | 20,972 | 20,503 | 17,824 | |
| | | | | |
| Current and Long-Term Debt (GAAP) - (f) | 5,816 | 5,175 | 6,083 | 6,387 |
| Less:  Cash | (3,329) | (2,028) | (1,556) | (834) |
| Net Debt (Non-GAAP) - (g) | 2,487 | 3,147 | 4,527 | 5,553 |
| | | | | |
| Total Capitalization (GAAP) - (d) + (f) | 26,118 | 26,816 | 25,447 | 22,670 |
| | | | | |
| Total Capitalization (Non-GAAP) - (d) + (g) | 22,789 | 24,788 | 23,891 | 21,836 |
| | | | | |
| Average Total Capitalization (Non-GAAP) * - (h) | 23,789 | 24,340 | 22,864 | |
| | | | | |
| **Return on Capital Employed (ROCE)** | | | | |
| **GAAP Net Income (Loss) - [(a) + (b)] / (h)** | **(1.9)%** | **11.8 %** | **15.8 %** | |
| **Non-GAAP Adjusted Net Income - [(a) + (c)] / (h)** | **4.3%** | **12.5%** | **14.9%** | |
| | | | | |
| **Return on Equity (ROE)** | | | | |
| **GAAP Net Income (Loss) - (b) / (e)** | **(2.9)%** | **13.3 %** | **19.2 %** | |
| **Non-GAAP Adjusted Net Income - (c) / (e)** | **4.1%** | **14.1%** | **18.1%** | |

* Average for the current and immediately preceding year

(1) Detail of adjustments to Net Income (Loss) (GAAP):

| | Before Tax | Income Tax Impact | After Tax |
|---|---|---|---|
| **Year Ended December 31, 2020** | | | |
| Adjustments: | | | |
| Add: Mark-to-Market Commodity Derivative Contracts Impact | (74) | 16 | (58) |
| Add: Impairments of Certain Assets | 1,868 | (392) | 1,476 |
| Add: Net Losses on Asset Dispositions | 47 | (10) | 37 |
| **Total** | **1,841** | **(386)** | **1,455** |
| | | | |
| **Year Ended December 31, 2019** | | | |
| Adjustments: | | | |
| Add: Mark-to-Market Commodity Derivative Contracts Impact | 51 | (11) | 40 |
| Add: Impairments of Certain Assets | 275 | (60) | 215 |
| Less: Net Gains on Asset Dispositions | (124) | 27 | (97) |
| **Total** | **202** | **(44)** | **158** |
| | | | |
| **Year Ended December 31, 2018** | | | |
| Adjustments: | | | |
| Add: Mark-to-Market Commodity Derivative Contracts Impact | (93) | 20 | (73) |
| Add: Impairments of Certain Assets | 153 | (34) | 119 |
| Less: Net Gains on Asset Dispositions | (175) | 38 | (137) |
| Less: Tax Reform Impact | — | (110) | (110) |
| **Total** | **(115)** | **(86)** | **(201)** |

# ROCE & ROE



In millions of USD, except ratio data (Unaudited)

|  | **2017** | **2016** | **2015** | **2014** | **2013** |
|---|---|---|---|---|---|
| Net Interest Expense (GAAP) | 274 | 282 | 237 | 201 | 235 |
| Tax Benefit Imputed (based on 35%) | (96) | (99) | (83) | (70) | (82) |
| **After-Tax Net Interest Expense (Non-GAAP) - (a)** | **178** | **183** | **154** | **131** | **153** |
|  |  |  |  |  |  |
| Net Income (Loss) (GAAP) - (b) | 2,583 | (1,097) | (4,525) | 2,915 | 2,197 |
|  |  |  |  |  |  |
| Total Stockholders' Equity - (d) | 16,283 | 13,982 | 12,943 | 17,713 | 15,418 |
|  |  |  |  |  |  |
| Average Total Stockholders' Equity* - (e) | 15,133 | 13,463 | 15,328 | 16,566 | 14,352 |
|  |  |  |  |  |  |
| Current and Long-Term Debt (GAAP) - (f) | 6,387 | 6,986 | 6,655 | 5,906 | 5,909 |
| Less: Cash | (834) | (1,600) | (719) | (2,087) | (1,318) |
| Net Debt (Non-GAAP) - (g) | 5,553 | 5,386 | 5,936 | 3,819 | 4,591 |
|  |  |  |  |  |  |
| Total Capitalization (GAAP) - (d) + (f) | 22,670 | 20,968 | 19,598 | 23,619 | 21,327 |
|  |  |  |  |  |  |
| Total Capitalization (Non-GAAP) - (d) + (g) | 21,836 | 19,368 | 18,879 | 21,532 | 20,009 |
|  |  |  |  |  |  |
| Average Total Capitalization (Non-GAAP)* - (h) | 20,602 | 19,124 | 20,206 | 20,771 | 19,365 |
|  |  |  |  |  |  |
| **Return on Capital Employed (ROCE)** |  |  |  |  |  |
| **GAAP Net Income (Loss) - [(a) + (b)] / (h)** | **13.4%** | **-4.8%** | **-21.6%** | **14.7%** | **12.1%** |
|  |  |  |  |  |  |
| **Return on Equity (ROE)** |  |  |  |  |  |
| **GAAP Net Income (Loss) - (b) / (e)** | **17.1%** | **-8.1%** | **-29.5%** | **17.6%** | **15.3%** |

* Average for the current and immediately preceding year

# ROCE & ROE

In millions of USD, except ratio data (Unaudited)



| | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Net Interest Expense (GAAP) | 214 | 210 | 130 | 101 | 52 |
| Tax Benefit Imputed (based on 35%) | (75) | (74) | (46) | (35) | (18) |
| **After-Tax Net Interest Expense (Non-GAAP) - (a)** | **139** | **136** | **84** | **66** | **34** |
| | | | | | |
| Net Income (GAAP) - (b) | 570 | 1,091 | 161 | 547 | 2,437 |
| | | | | | |
| Total Stockholders' Equity - (d) | 13,285 | 12,641 | 10,232 | 9,998 | 9,015 |
| | | | | | |
| Average Total Stockholders' Equity* - (e) | 12,963 | 11,437 | 10,115 | 9,507 | 8,003 |
| | | | | | |
| Current and Long-Term Debt (GAAP) - (f) | 6,312 | 5,009 | 5,223 | 2,797 | 1,897 |
| Less:  Cash | (876) | (616) | (789) | (686) | (331) |
| Net Debt (Non-GAAP) - (g) | 5,436 | 4,393 | 4,434 | 2,111 | 1,566 |
| | | | | | |
| Total Capitalization (GAAP) - (d) + (f) | 19,597 | 17,650 | 15,455 | 12,795 | 10,912 |
| | | | | | |
| Total Capitalization (Non-GAAP) - (d) + (g) | 18,721 | 17,034 | 14,666 | 12,109 | 10,581 |
| | | | | | |
| Average Total Capitalization (Non-GAAP)* - (h) | 17,878 | 15,850 | 13,388 | 11,345 | 9,351 |
| | | | | | |
| **Return on Capital Employed (ROCE)** | | | | | |
| **GAAP Net Income - [(a) + (b)] / (h)** | **4.0%** | **7.7%** | **1.8%** | **5.4%** | **26.4%** |
| | | | | | |
| **Return on Equity (ROE)** | | | | | |
| **GAAP Net Income - (b) / (e)** | **4.4%** | **9.5%** | **1.6%** | **5.8%** | **30.5%** |

* Average for the current and immediately preceding year

# ROCE & ROE



In millions of USD, except ratio data (Unaudited)

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Net Interest Expense (GAAP) | 47 | 43 | 63 | 63 | 59 |
| Tax Benefit Imputed (based on 35%) | (16) | (15) | (22) | (22) | (21) |
| **After-Tax Net Interest Expense (Non-GAAP) - (a)** | **31** | **28** | **41** | **41** | **38** |
| | | | | | |
| Net Income (GAAP) - (b) | 1,090 | 1,300 | 1,260 | 625 | 430 |
| | | | | | |
| Total Stockholders' Equity - (d) | 6,990 | 5,600 | 4,316 | 2,945 | 2,223 |
| | | | | | |
| Average Total Stockholders' Equity* - (e) | 6,295 | 4,958 | 3,631 | 2,584 | 1,948 |
| | | | | | |
| Current and Long-Term Debt (GAAP) - (f) | 1,185 | 733 | 985 | 1,078 | 1,109 |
| Less: Cash | (54) | (218) | (644) | (21) | (4) |
| Net Debt (Non-GAAP) - (g) | 1,131 | 515 | 341 | 1,057 | 1,105 |
| | | | | | |
| Total Capitalization (GAAP) - (d) + (f) | 8,175 | 6,333 | 5,301 | 4,023 | 3,332 |
| | | | | | |
| Total Capitalization (Non-GAAP) - (d) + (g) | 8,121 | 6,115 | 4,657 | 4,002 | 3,328 |
| | | | | | |
| Average Total Capitalization (Non-GAAP)* - (h) | 7,118 | 5,386 | 4,330 | 3,665 | 3,068 |
| | | | | | |
| **Return on Capital Employed (ROCE)** | | | | | |
| **GAAP Net Income - [(a) + (b)] / (h)** | **15.7%** | **24.7%** | **30.0%** | **18.2%** | **15.3%** |
| | | | | | |
| **Return on Equity (ROE)** | | | | | |
| **GAAP Net Income - (b) / (e)** | **17.3%** | **26.2%** | **34.7%** | **24.2%** | **22.1%** |

\* Average for the current and immediately preceding year

# ROCE & ROE



In millions of USD, except ratio data (Unaudited)

|  | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Net Interest Expense (GAAP) | 60 | 45 | 61 | 62 | |
| Tax Benefit Imputed (based on 35%) | (21) | (16) | (21) | (22) | |
| **After-Tax Net Interest Expense (Non-GAAP) - (a)** | **39** | **29** | **40** | **40** | |
| | | | | | |
| Net Income (GAAP) - (b) | 87 | 399 | 397 | 569 | |
| | | | | | |
| Total Stockholders' Equity - (d) | 1,672 | 1,643 | 1,381 | 1,130 | 1,280 |
| | | | | | |
| Average Total Stockholders' Equity* - (e) | 1,658 | 1,512 | 1,256 | 1,205 | |
| | | | | | |
| Current and Long-Term Debt (GAAP) - (f) | 1,145 | 856 | 859 | 990 | 1,143 |
| Less: Cash | (10) | (3) | (20) | (25) | (6) |
| Net Debt (Non-GAAP) - (g) | 1,135 | 853 | 839 | 965 | 1,137 |
| | | | | | |
| Total Capitalization (GAAP) - (d) + (f) | 2,817 | 2,499 | 2,240 | 2,120 | 2,423 |
| | | | | | |
| Total Capitalization (Non-GAAP) - (d) + (g) | 2,807 | 2,496 | 2,220 | 2,095 | 2,417 |
| | | | | | |
| Average Total Capitalization (Non-GAAP)* - (h) | 2,652 | 2,358 | 2,158 | 2,256 | |
| | | | | | |
| **Return on Capital Employed (ROCE)** | | | | | |
| **GAAP Net Income - [(a) + (b)] / (h)** | **4.8%** | **18.2%** | **20.2%** | **27.0%** | |
| | | | | | |
| **Return on Equity (ROE)** | | | | | |
| **GAAP Net Income - (b) / (e)** | **5.2%** | **26.4%** | **31.6%** | **47.2%** | |

* Average for the current and immediately preceding year

# Costs per Barrel of Oil Equivalent



In millions of USD, except Boe and per Boe amounts (Unaudited)

| | 1Q 2021 | 4Q 2020 | 3Q 2020 | 2Q 2020 | 1Q 2020 |
|---|---|---|---|---|---|
| **Cost per Barrel of Oil Equivalent (Boe) Calculation** | | | | | |
| Volume - Million Barrels of Oil Equivalent - (a) | 70.1 | 73.7 | 65.9 | 56.7 | 79.5 |
| | | | | | |
| Crude Oil and Condensate | 2,251 | 1,711 | 1,395 | 615 | 2,065 |
| Natural Gas Liquids | 314 | 229 | 185 | 93 | 161 |
| Natural Gas | 625 | 302 | 184 | 141 | 210 |
| **Total Wellhead Revenues - (b)** | **3,190** | **2,242** | **1,764** | **849** | **2,436** |
| | | | | | |
| **Operating Costs** | | | | | |
| Lease and Well | 270 | 261 | 227 | 245 | 330 |
| Transportation Costs | 202 | 195 | 180 | 152 | 208 |
| Gathering and Processing Costs | 139 | 119 | 115 | 97 | 128 |
| General and Administrative | 110 | 113 | 125 | 132 | 114 |
| Taxes Other Than Income | 215 | 114 | 126 | 81 | 157 |
| Interest Expense, Net | 47 | 53 | 53 | 54 | 45 |
| **Total Operating  Cost (excluding DD&A and Total Exploration Costs) - (c)** | **983** | **855** | **826** | **761** | **982** |
| | | | | | |
| Depreciation, Depletion and Amortization (DD&A) | 900 | 870 | 823 | 707 | 1,000 |
| **Total Operating Cost (excluding Total Exploration Costs) - (d)** | **1,883** | **1,725** | **1,649** | **1,468** | **1,982** |
| | | | | | |
| Exploration Costs | 33 | 41 | 38 | 27 | 40 |
| Dry Hole Costs | 11 | — | 13 | — | — |
| Impairments | 44 | 143 | 79 | 305 | 1,573 |
| Total Exploration Costs | 88 | 184 | 130 | 332 | 1,613 |
| Less:  Certain Impairments (Non-GAAP) | (1) | (86) | (27) | (239) | (1,516) |
| Total Exploration Costs (Non-GAAP) | 87 | 98 | 103 | 93 | 97 |
| | | | | | |
| **Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)** | **1,970** | **1,823** | **1,752** | **1,561** | **2,079** |

# Costs per Barrel of Oil Equivalent



In millions of USD, except Boe and per Boe amounts (Unaudited)

|  | 1Q 2021 | 4Q 2020 | 3Q 2020 | 2Q 2020 | 1Q 2020 |
|---|---|---|---|---|---|
| **Composite Average Wellhead Revenue per Boe - (b) / (a)** | **45.49** | **30.39** | **26.77** | **14.99** | **30.62** |
| **Total Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (c) / (a)** | **14.02** | **11.60** | **12.56** | **13.40** | **12.36** |
| **Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]** | **31.47** | **18.79** | **14.21** | **1.59** | **18.26** |
| **Total Operating Cost per Boe (excluding Total Exploration Costs) - (d) / (a)** | **26.86** | **23.41** | **25.05** | **25.86** | **24.93** |
| **Composite Average Margin per Boe (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]** | **18.63** | **6.98** | **1.72** | **(10.87)** | **5.69** |
| **Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)** | **28.11** | **24.72** | **26.62** | **27.51** | **26.15** |
| **Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]** | **17.38** | **5.67** | **0.15** | **(12.52)** | **4.47** |

# Costs per Barrel of Oil Equivalent



In millions of USD, except Boe and per Boe amounts (Unaudited)

|  | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|
| **Cost per Barrel of Oil Equivalent (Boe) Calculation** | | | | |
| Volume - Million Barrels of Oil Equivalent - (a) | 275.9 | 298.6 | 262.5 | 222.3 |
| | | | | |
| Crude Oil and Condensate | 5,786 | 9,613 | 9,517 | 6,256 |
| Natural Gas Liquids | 668 | 785 | 1,128 | 730 |
| Natural Gas | 837 | 1,184 | 1,302 | 922 |
| **Total Wellhead Revenues - (b)** | **7,291** | **11,582** | **11,947** | **7,908** |
| | | | | |
| **Operating Costs** | | | | |
| Lease and Well | 1,063 | 1,367 | 1,283 | 1,045 |
| Transportation Costs | 735 | 758 | 747 | 740 |
| Gathering and Processing Costs | 459 | 479 | 437 | 149 |
| General and Administrative | 484 | 489 | 427 | 434 |
| Less: Legal Settlement - Early Leasehold Termination | — | — | — | (10) |
| Less: Joint Venture Transaction Costs | — | — | — | (3) |
| Less: Joint Interest Billings Deemed Uncollectible | — | — | — | (5) |
| Taxes Other Than Income | 478 | 800 | 772 | 545 |
| Interest Expense, Net | 205 | 185 | 245 | 274 |
| **Total Operating Cost (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c)** | **3,424** | **4,078** | **3,911** | **3,169** |
| | | | | |
| Depreciation, Depletion and Amortization (DD&A) | 3,400 | 3,750 | 3,435 | 3,409 |
| **Total Operating Cost (Non-GAAP) (excluding Total Exploration Costs) - (d)** | **6,824** | **7,828** | **7,346** | **6,578** |
| | | | | |
| Exploration Costs | 146 | 140 | 149 | 145 |
| Dry Hole Costs | 13 | 28 | 5 | 5 |
| Impairments | 2,100 | 518 | 347 | 479 |
| Total Exploration Costs | 2,259 | 686 | 501 | 629 |
| Less: Certain Impairments (Non-GAAP) | (1,868) | (275) | (153) | (261) |
| Total Exploration Costs (Non-GAAP) | 391 | 411 | 348 | 368 |
| | | | | |
| **Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)** | **7,215** | **8,239** | **7,694** | **6,946** |

# Cost per Barrel of Oil Equivalent



In millions of USD, except Boe and per Boe amounts (Unaudited)

|  | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|
| **Composite Average Wellhead Revenue per Boe - (b) / (a)** | 26.42 | 38.79 | 45.51 | 35.58 |
| **Total Operating Cost per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c) / (a)** | 12.39 | 13.66 | 14.90 | 14.25 |
| **Composite Average Margin per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]** | 14.03 | 25.13 | 30.61 | 21.33 |
| **Total Operating Cost per Boe (Non-GAAP) (excluding Total Exploration Costs) - (d) / (a)** | 24.71 | 26.22 | 27.99 | 29.59 |
| **Composite Average Margin per Boe (Non-GAAP) (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]** | 1.71 | 12.57 | 17.52 | 5.99 |
| **Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)** | 26.13 | 27.60 | 29.32 | 31.24 |
| **Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]** | 0.29 | 11.19 | 16.19 | 4.34 |

# Cost per Barrel of Oil Equivalent



In millions of USD, except Boe and per Boe amounts (Unaudited)

| | 2016 | 2015 | 2014 |
|---|---|---|---|
| **Cost per Barrel of Oil Equivalent (Boe) Calculation** | | | |
| Volume - Million Barrels of Oil Equivalent - (a) | 205.0 | 208.9 | 217.1 |
| | | | |
| Crude Oil and Condensate | 4,317 | 4,935 | 9,742 |
| Natural Gas Liquids | 437 | 408 | 934 |
| Natural Gas | 742 | 1,061 | 1,916 |
| **Total Wellhead Revenues - (b)** | **5,496** | **6,404** | **12,592** |
| | | | |
| **Operating Costs** | | | |
| Lease and Well | 927 | 1,182 | 1,416 |
| Transportation Costs | 764 | 849 | 972 |
| Gathering and Processing Costs | 123 | 146 | 146 |
| General and Administrative | 395 | 367 | 402 |
| Less: Voluntary Retirement Expense | (42) | — | — |
| Less: Acquisition Costs | (5) | — | — |
| Less: Legal Settlement - Early Leasehold Termination | — | (19) | — |
| General and Administrative (Non-GAAP) | 348 | 348 | 402 |
| Taxes Other Than Income | 350 | 422 | 758 |
| Interest Expense, Net | 282 | 237 | 201 |
| **Total Operating Cost (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c)** | **2,794** | **3,184** | **3,895** |
| | | | |
| Depreciation, Depletion and Amortization (DD&A) | 3,553 | 3,314 | 3,997 |
| **Total Operating Cost (Non-GAAP) (excluding Total Exploration Costs) - (d)** | **6,347** | **6,498** | **7,892** |
| | | | |
| Exploration Costs | 125 | 149 | 184 |
| Dry Hole Costs | 11 | 15 | 48 |
| Impairments | 620 | 6,614 | 744 |
| Total Exploration Costs | 756 | 6,778 | 976 |
| Less: Certain Impairments (Non-GAAP) | (321) | (6,308) | (824) |
| Total Exploration Costs (Non-GAAP) | 435 | 470 | 152 |
| | | | |
| **Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)** | **6,782** | **6,968** | **8,044** |

# Cost per Barrel of Oil Equivalent



In millions of USD, except Boe and per Boe amounts (Unaudited)

|  | 2016 | 2015 | 2014 |
|---|---|---|---|
| **Composite Average Wellhead Revenue per Boe - (b) / (a)** | **26.82** | **30.66** | **58.01** |
| **Total Operating Cost per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c) / (a)** | **13.64** | **15.25** | **17.95** |
| **Composite Average Margin per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]** | **13.18** | **15.41** | **40.06** |
| **Total Operating Cost per Boe (Non-GAAP) (excluding Total Exploration Costs) - (d) / (a)** | **30.98** | **31.11** | **36.38** |
| **Composite Average Margin per Boe (Non-GAAP) (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]** | **(4.16)** | **(0.45)** | **21.63** |
| **Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)** | **33.10** | **33.36** | **37.08** |
| **Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]** | **(6.28)** | **(2.70)** | **20.93** |